16006252

ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2015 (MM/DD/YY) AND ENDING 3/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~01837 SW. PALATINE ROAD~~
(No. and Street)

PORTLAND OREGON 97219
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD B. HAESSLER 503/699-0618
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116TH AVENUE SUITE 112 KING CITY, OREGON 97224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AW

amb

OATH OR AFFIRMATION

I, EDWARD B. HAESSLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. BARNES & COMPANY dba: PACIFIC INVESTMENT SECURITIES CORP, as of MARCH 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

OFFICIAL STAMP
LAUREN ANNE ROSS
NOTARY PUBLIC - OREGON
COMMISSION NO. 935164
MY COMMISSION EXPIRES JANUARY 1, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DUANE LIEBSWAGER, C.P.A., PC [70]

ADDRESS

15405 SW 116TH AVENUE, SUITE 112 KING CITY, OREGON 97224

Number and Street [71]	City [72]	State [73]	Zip Code [74]
15405 SW 116TH AVENUE, SUITE 112	KING CITY	OREGON	97224

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

CONTENTS

	PAGE
Report of Independent Auditors	2-3
Financial Statements	
Statements of Financial Condition	4
Statements of Income	5
Statements of Changes in Stockholder's Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8-10
Supplementary Information	11
Report on Supplemental Information Required by SEC Rule 17a-5	12
Schedule 1 – Computation of Net Capital	13
Schedule 2 – Reconciliation of Computation of Net Capital	14
Independent Public Accountant's Review of the Exemption Report	15
Fiscal Year Ended March 31, 2016 Exemption Report	16

accounting estimates made by management, as well as evaluation the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. Barnes & Company dba Pacific Investment Securities Corp. as of March 31, 2016, and results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

May 5, 2016

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION

	AS OF MARCH 31, 2016
ASSETS	
CURRENT ASSETS	
Cash	$10,414
Accounts receivable	3,257
Total current assets	13,671
EQUIPMENT – net of accumulated depreciation of $7,747 and $7,747 respectively	0
Total Assets	$13,671
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 321
Bank overdraft	0
Accrued taxes payable	0
Total current liabilities	321
STOCKHOLDER'S EQUITY	
Common stock; $.01 par value: 250,000 shares authorized, 75 shares issued and outstanding	1
Preferred stock; $.10 par value: 25,000 shares authorized, 0 shares issued and outstanding	0
Additional paid in capital	7,499
Retained earnings	5,850
Total stockholder's equity	13,350
Total Liabilities and Stockholder's Equity	$13,671

See accompanying notes and accountant's audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENT OF INCOME

	FOR THE YEAR ENDED MARCH 31, 2016
REVENUE	
Commissions earned and trading profit	$122,133
Sale of investment company shares	9,713
Interest	10
Total revenue	92,854
OPERATING EXPENSES	
Clearing costs	26,530
Commissions expense	6,587
Officers salary	15,100
Rent and parking	14,244
Regulatory fees	4,408
Taxes and licenses	1,240
Office supplies, printing and postage	6,185
Telephone	5,107
Professional services	6,005
Insurance	6,147
Advertising and promotion	2,978
Total operating expenses	94,531
Income, (Loss) from operations	(1,677)
Income tax expense	(150)
Net income	($ 1,827)

See accompanying notes and accountant's audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended March 31, 2016

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance at March 31, 2015	$ 1	$ 7,499	$ 7,677	$15,177
Net income (loss) year ended March 31, 2016	___	_____	(1,827)	(1,827)
Balalnce at March 31, 2016	$ 1	$ 7,499	$ 5,850	$13,350

See accompanying notes and accountant's audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENT OF CASH FLOWS

	FOR THE YEARS ENDED MARCH 31, 2016
Increase (Decrease) in Cash and Cash Equivalents	
Cash Flows From Operating Activities:	
Commissions received	$ 94,440
Interest income	10
Income taxes paid	(150)
Cash paid to suppliers and employees	(101,289)
Net cash provided by operating activities	(6,989)
Net increase, (decrease) in cash and cash equivalents	(6,989)
Cash and cash equivalents at beginning of year	17,403
Cash and cash equivalents at end of year	$ 10,414
Reconciliation of net income to net cash provided by operating activities:	
Net income	($ 1,827)
Adjustments to reconcile net loss to net cash provided by operating activities:	
(Increase) Decrease in accounts receivable	(1,586)
Increase (Decrease) in accounts payable and accruals	(6,748)
Total adjustments	(5,162)
Net cash provided by operating activities	($ 6,989)

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in banks.

See accompanying notes and accountant's audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2016

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review – Management has evaluated subsequent events through May 5, 2016, the date on which the financial statements were available to be issued.

E. Barnes & Company, an Oregon securities brokerage firm with offices in Portland, Oregon, was incorporated on February 15, 1985.

The Company records securities transactions and related commission revenue and expense on a settlement date basis through an "introduced" customer transaction relationship with a brokerage firm. The Company is exempt from the reserve requirements under SEC Rule 15C3-3(K)2ii, since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

A. Revenue Recognition

Security transactions and related revenue are recorded on a settlement date basis as there is not a material difference between the trade date.

B. Receivables

Receivables consist of commissions receivable from broker or dealers which is considered fully collectible.

C. Securities

Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

D. Equipment

Equipment is stated at cost. Depreciation is computed using the straight-line method over 5 years for financial reporting purposes. For income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2016

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL

Pursuant to Rule 15C 3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At March 31, 2016, the Company had net capital and net capital requirements of $13,350 and $5,000. The Company's net capital ratio was .02 to 1 for that year.

3. RENT

The Company operates its office from the corporate owner's house as of October 1, 2015. Total rent paid for the year ended March 31, 2016 was $14,244.

4. INCOME TAXES

The Company at March 31, 2016 has a Federal tax loss of $7,900 and a state tax loss carryforward of $16,505 starting to expire in fiscal year 2022. The deferred tax benefit from these carryforwards has not been recognized as an asset in these financial statements.

The provision for income taxes consist of the following:

	2016
Current taxes:	
Federal	$ 0
State	150
	$150

The Company is no longer subject to federal or state examinations by taxing authorities for years prior to March 2012, generally for three years after they were filed.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2016

5. ADVERTISING COSTS

The Company expenses its advertising costs as incurred in accordance with SOP 93-7. Advertising costs expensed for the year ended March 31, 2016, was $2,978.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 Under The Securities Exchange Act of 1934

Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.

I have audited the financial statements of E. Barnes & Company dba: Pacific Investment Securities Corp. for the year ended March 31, 2016, and have issued my report thereon dated May 5, 2016 which contained an unmodified opinion on those financial statements. My audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The Supplementary information contained in Schedule 1 and 2, required by Rule 17a-5 under the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information is Schedule 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion the information in Schedule 1 and 2, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

May 5, 2016

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Year Ended March 31, 2016

	2016
Stockholders' equity from statement of financial condition	$13,350
Deductions and/or charges	
Non-allowable assets:	
Tax refund	0
Net Capital	$13,350
Computation of net capital requirement	
Minimum net capital required	$ 21
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 8,350
Net capital less greater of 10% AI or 120% of minimum capital	$12,015
Aggregate Indebtedness	
Items included from statement of financial condition:	
Accounts payable and accrued liabilities	$ 321
Total aggregate indebtedness	$ 321
Ratio: Aggregate indebtedness to net capital	.02 to 1.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Year Ended March 31, 2016

	2016
NET CAPITAL	
Net capital as of March 31, per unaudited report filed by respondent	$13,350
Adjustments:	
Bank adjustment	0
Net capital at March 31, as adjusted	$13,350
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness as of March 31, per unaudited report filed by respondent	$ 0
Bank Adjustment	0
Rounding	0
Disbursements reclassified	321
Total aggregate indebtedness as of March 31, as adjusted	$ 321

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Report of Independent Registered Public Accounting Firm-Exemption Report Review

To the Board of Directors and Shareholders
of E. Barnes & Company
dba Pacific Investment Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) E. Barnes & Company dba Pacific Investment Securities Corp. identified the following provisions of 17 C.F.R. #240.15c3-3 under the provision (k)(2)(ii) "Customer protection-Reserves and Custody of Securities" and (2) Broker Dealer stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. E. Barnes & Company dba Pacific Investment Securities Corp.'s management is responsible for compliance with the exemption provisions and it's statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Broker Dealer's compliance with the exemption provisions. A review is Substantially less in scope than an examination. The objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated. In all material respects, based on the provisions set forth in Section (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Oregon

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC

May 5, 2016

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

PACIFIC
INVESTMENT
SECURITIES
CORP.

SIPC
NASD

EXEMPTION REPORT

SEC Rule 15c3-3

Fiscal year April 1, 2015-March 31, 2016

E. Barnes & Co. dba Pacific Investment Securities Corp. during the fiscal year ending, March 31, 2016, claimed an exemption to SEC Rule 15c3-3. E. Barnes & Co. dba Pacific Investment Securities Corp. met the following criteria, without exception, for the entire fiscal year starting April 1, 2015 and ending March 31, 2016 under section (k)(2)(ii) of the Rule:

> E. Barnes & Co. dba Pacific Investment Securities Corp. is not a carrying firm. E. Barnes & Co. dba Pacific Investment Securities Corp. carries no margin accounts, promptly transmits all customer funds, does not receive or handle customer securities, does not otherwise hold funds or securities for, or owe money to, customers and effectuates all financial transactions between the broker/dealer and its customers through STERN AGEE & LEACH.

I certify the above statement is true and accurate to best of my knowledge.

Edward B Haessler
President

Member FINRA, SIPC & MSRB

U.S. BANCORP TOWER 111 S.W. FIFTH AVENUE SUITE 1400 PORTLAND, OREGON 97204 503/242-0161